Exhibit 16.1

Securities and Exchange Commission
Washington, D.C.  20549


Gentlemen:

We have been the independent accountants for New Energy Corporation (formerly UBETIGOLF, Inc.). On February 5, 2002, we resigned as independent accountants of New Energy Corporation (formerly UBETIGOLF, Inc.). We have read New Energy Corporation's statements included under Item 4 of its Form 8-K for February 5, 2002, and we agree with such statements.



HJ & Associates, LLC
Salt Lake City, Utah
February 13, 2002